Filed pursuant to Rule 424(b)(3)

File No. 333-108060

1,413,914 Shares

Common Stock

Netopia, Inc.

Our common stock is listed on the Nasdaq National Market under the symbol “NTPA”. On September 3, 2003, the last reported sale price of the common stock on the Nasdaq National Market was $7.01 per share.

THE OFFERING

With this prospectus, the selling stockholders named in the section entitled “Selling Stockholders” of this prospectus may offer and sell shares of our common stock that they acquired in connection with a purchase of our shares in a private placement. The selling stockholders may sell the shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. We will not receive any proceeds from the sale of the shares offered by this prospectus.

Investing in our common stock involves a high degree of risk. Please carefully consider the “ Risk Factors” beginning on page 4 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is September 4, 2003.

Prospectus Summary	3	Plan of Distribution	15
Risk Factors	4	Legal Matters	17
Forward-Looking Statements	13	Experts	17
Use of Proceeds	13	Where You Can Find More Information	17
Selling Stockholders	13

PROSPECTUS SUMMARY

The Company

We develop, market and support broadband equipment, software and services that enable our carrier and broadband service provider customers to simplify and enhance the delivery of broadband services to their residential and small and medium size business customers. Our product and service offerings enable carriers and broadband service providers to (i) deliver to their customers feature-rich modems, routers and gateways, (ii) utilize software that allows remote management of equipment located at their customers’ premises, and (iii) provide value added services to enhance revenue generation. Our broadband modems, routers and gateways are installed by customers of carriers and broadband service providers in order to obtain faster access to the Internet than is possible with dial-up connections. These bundled service offerings often include digital subscriber line (DSL) or broadband cable equipment bundled with backup, bonding, virtual private networking or VPN that allows more secure communications over the Internet, firewall protection, parental controls, Web content filtering, combined voice and data services, hosting of web sites that we call eSites, and hosting of web stores that we call eStores. Our netOctopus suite of server software products enable remote support and centralized management of installed broadband gateways, allowing carriers and broadband service providers to provide support to their customers on a remote basis. We also offer Timbuktu and eCare software products for help desk customers. These products allow business help desks to provide support on a remote basis when computer users experience problems with their desktop or laptop computers.

We were incorporated in California in 1986 as Farallon Computing, Inc. In 1996 we were reincorporated in Delaware as Farallon Communications, Inc. In November 1997, we changed our name from Farallon Communications, Inc. to Netopia, Inc. We initially focused on the development of networking products for AppleTalk local area networks or LANs. In 1993, we revised our business strategy to concentrate on the Internet and Intranet markets thru the utilization of our transmission control protocol/Internet protocol and routing expertise. In 1998, we introduced our family of DSL broadband Internet equipment and in fiscal year 2002, we expanded and enhanced our broadband product and service offerings, primarily as a result of the technology acquired in connection with our acquisitions of Cayman Systems, Inc. (Cayman) in October 2001, and substantially all the assets of DoBox, Inc. (DoBox) in March 2002. Our principal offices are located at Marketplace Tower, 6001 Shellmound Street, 4th Floor, Emeryville, California 94608, and our telephone number is (510) 420-7400. Our common stock is traded on the Nasdaq National Market under the ticker symbol “NTPA.” Our primary Web site address is www.netopia.com. The information on our Web site is not incorporated by reference into this prospectus.

Netopia, Cayman, Timbuktu, netOctopus, and Making Broadband Work are registered trademarks of Netopia, Inc. This prospectus also includes trademarks of other companies and our product names are trademarks or registered trademarks of Netopia, Inc. in the United States and other countries. Each trademark, trade name or service mark of any other company appearing herein belongs to its holder.

RISK FACTORS

In addition to other information in this prospectus, the following risk factors should be considered carefully in evaluating our business because such factors currently may have a significant impact on our business, operating results and financial condition. As a result of the risk factors set forth below and elsewhere in this prospectus, and the risks discussed in our other filings with the United States Securities Exchange Commission, actual results could differ materially from those projected in any forward-looking statements.

We have a history of losses and negative cash flow. We may incur losses and negative cash flow in the future, which could significantly harm our business.

As a result of continuing capital expenditure requirements and operating expenses in all areas of our business, our failure to increase our revenues or sufficiently reduce our operating expenses will result in continuing losses and negative cash flow. We incurred net losses of $1.5 million and $8.5 million for the three and nine months ended June 30, 2003 and have incurred losses from continuing operations of $34.3 million, $41.7 million and $17.6 million for fiscal years ended September 30, 2002, 2001 and 2000, respectively. We used $1.9 million of cash during the nine months ended June 30, 2003. We used $10.7 million and $2.1 million of cash during fiscal years ended September 30, 2002 and 2001, respectively. Our cash, cash equivalents and short-term investments, including $8.9 million of cash borrowed from under our credit facility and term loans, totaled $23.1 million at June 30, 2003. Even if we reach profitability and maintain positive cash flow, we may not be able to sustain or increase profitability or cash flow on a quarterly or annual basis.

We may find it difficult to raise needed capital in the future, which could delay or prevent introduction of new products or services, require us to reduce our business operations or otherwise significantly harm our business.

We must continue to enhance and expand our product and service offerings in order to maintain our competitive position and to increase our market share. As a result and due to our net losses and use of cash, the continuing operations of our business may require substantial capital infusions. Whether or when we can achieve cash flow levels sufficient to support our operations cannot be accurately predicted. Unless such cash flow levels are achieved, we may require additional borrowings or the sale of debt or equity securities, sale of non-strategic assets, or some combination thereof, to provide funding for our operations. We believe we have adequate cash, cash equivalents and borrowing capacity to meet our anticipated capital needs for at least the next twelve months. However, if we are unable to obtain additional funds to finance our operations when needed, our financial condition and operating results would be materially adversely affected and we would not be able to operate our business.

Substantial sales of our broadband Internet equipment will not occur unless telecommunications carriers continue substantial deployment of DSL services, and this could reduce our revenues and significantly harm our business.

The success of our broadband Internet equipment depends upon the extent to which telecommunications carriers deploy DSL and other broadband technologies. Factors that have impacted such deployment include:

•	a prolonged approval process by service providers, including laboratory tests, technical trials, marketing trials, initial commercial deployment and full commercial deployment;

•	the development of improved business models for DSL and other broadband services, including the capability to market, sell, install and maintain DSL and other broadband services;

•	the ability of Competitive Local Exchange Carriers, or CLECs, to obtain required capital resources;

•	cost constraints, such as installation costs and space and power requirements at the telecommunications service provider’s central office;

•	lack of compatibility of DSL equipment that is supplied by different manufacturers;

•	evolving industry standards for DSL and other broadband technologies; and

•	government regulation.

Demand for DSL services has exceeded the ability of certain telecommunications carriers and Internet Service Providers, or ISPs, to deploy services in a timely manner and to provide satisfactory customer service. We offer to carriers and service provider customers the opportunity to bundle basic DSL connectivity with value-added features that enable the provider to bundle differentiated features and services that we believe can justify higher recurring revenues from end users. These features and services include dial backup, VPNs, remote management and configuration, and hosting of eSites and eStores. We can offer no assurance that our strategy of enabling bundled service offerings will be widely accepted. If telecommunications carriers do not continue to initiate or expand their deployment of DSL and other broadband services, our revenues could decline and our business could be significantly harmed.

We expect our revenues to become increasingly dependent on our ability to sell our broadband Internet equipment to ILECs, and we may incur losses if we cannot successfully market and sell our products through ILEC channels.

Incumbent Local Exchange Carriers, or ILECs, have been aggressively marketing DSL services principally focusing on residential services. Prior to our acquisition of Cayman, we had not sold meaningful quantities of our broadband Internet equipment to ILECs in the United States. As a result of our acquisition of Cayman, we have expanded our customer base to include two ILEC customers, SBC and BellSouth, to which we previously had not sold our broadband Internet equipment. We have committed resources that are working to expand our sales in the ILEC channel both domestically and internationally. There continue to be barriers associated with such sales including, but not limited to, lengthy product evaluation cycles, the ability to dislodge competitors whose products are currently being utilized, long-term product deployment cycles and intense price pressures. ILECs currently obtain equipment from our competitors, such as Thomson Corporation (Thomson), Siemens (through its Efficient Networks subsidiary), Westell Technologies, Inc. (Westell), ZyXEL Communications Co. (ZyXEL), Linksys Group Inc. (Linksys) and 2Wire, Inc. (2Wire), which have proven to be strong competitors. There is no guarantee we will be successful in retaining the customers acquired in connection with our acquisition of Cayman or otherwise in successfully expanding our presence in the ILEC market. If we fail to penetrate further the ILEC market for our products and services, our business may be materially and adversely affected.

We expect our revenues to become increasingly dependent on our ability to develop broadband Internet equipment for and successfully enter the residential broadband gateway market.

Prior to our acquisition of Cayman in October 2001, we developed, marketed and sold Internet equipment products primarily to CLECs and ISPs serving the small business market for DSL Internet connectivity. As a result of our acquisitions of Cayman in October 2001 and DoBox in March 2002 and our internal development initiatives, we believe that we now have products and technology that will enable us to market and deliver competitive broadband Internet equipment products and services more effectively to ILECs serving the residential market. There are numerous risks associated with our entrance into the residential broadband gateway market such as:

•	the ability to design and develop products that meet the needs of the residential market;

•	the ability to successfully market these products to ILECs currently serving this market; and

•	the ability to dislodge competitors that are currently supplying residential class broadband gateways.

If we are unable to overcome these challenges or if the ILECs are unsuccessful deploying DSL services more extensively into the residential market, our business will be materially and adversely affected.

CLEC and ISP customers to which we historically have sold our DSL products have experienced significant business difficulties that have negatively affected our business and operating results.

Prior to our acquisition of Cayman in October 2001, our most significant customers were CLECs and ISPs. Since the middle of calendar year 2000, CLECs have experienced significant business difficulties due to an inability to obtain financing to continue to build out their networks. During the last two years, three of our CLEC customers, Covad, Rhythms NetConnections, Inc., and NorthPoint have all sought protection under the Bankruptcy Act. Thereafter, Rhythms sold its network to WorldCom, Inc., which itself is currently operating under Bankruptcy Act protection. NorthPoint ceased operating entirely. Covad emerged from bankruptcy in December 2001 and remains our largest customer, although it continues to incur losses.

Like the CLECs, ISPs also have struggled since mid-2000. Most ISPs have had significant difficulties in differentiating their services from the services provided by their competitors. As a result, ISPs have experienced significant erosion in the prices charged to their customers, resulting in ongoing losses. Many of our ISP customers have all experienced business difficulties and some have filed for bankruptcy or ceased operations. As a result, sales of our products to ISPs remain difficult. The financing market for CLECs and ISPs has been effectively closed since calendar year 2001, resulting in significantly decreased sales to CLECs and ISPs and write-offs of outstanding accounts receivable. The difficulties of these CLEC and ISP customers have materially and adversely affected our operating results, causing a significant decline in the price of our common stock.

The loss of, or decline in, purchases by one or more of our key customers would result in a significant decline in our revenues and harm to our business.

We rely on a small number of customers for a large portion of our revenues. For the three months and nine months ended June 30, 2003, there were four customers that each individually represented at least 5% of our revenues and in the aggregate accounted for 52% and 45%, respectively, of our total revenues. For the fiscal year ended September 30, 2002, there were four customers that each individually represented at least 5% of our revenues and in the aggregate accounted for 36% of our total revenues. Our revenues will decline and our business may be significantly harmed if one or more of our significant customers stop buying our products, or reduce or delay purchases of our products.

Substantial portions of our revenues are derived from sales to international customers, and currency fluctuations can adversely impact our operations.

A substantial portion of our revenues is derived from sales international customers, mainly in Europe. For the three months and nine months ended June 30, 2003 and the fiscal year ended September 30, 2002, our international sales represented 33%, 30% and 21%, respectively, of total sales. We expect sales to international customers to continue to comprise a significant portion of our revenues. For the past two fiscal years, sales of broadband Internet equipment products to some of our European customers who are members of the European Union have been denominated in the Euro. For our international sales that continue to be denominated in United States dollars, fluctuations in currency exchange rates could cause our products and services to become relatively more expensive to our foreign customers, which could lead to decreased sales of our products and services. In addition, changes in the value of the Euro relative to the United States dollar could adversely affect our operating results to the extent we do not adequately hedge sales denominated in the Euro.

Additional risks associated with international operations could adversely affect our sales and operating results in Europe.

Our international operations are subject to a number of difficulties and special costs, including:

•	costs of customizing products for foreign countries;

•	laws and business practices favoring local competitors;

•	dependence on local vendors;

•	uncertain regulation of electronic commerce;

•	compliance with multiple, conflicting and changing governmental laws and regulations;

•	longer sales cycles;

•	greater difficulty in collecting accounts receivable;

•	import and export restrictions and tariffs;

•	difficulties staffing and managing foreign operations;

•	multiple conflicting tax laws and regulations; and

•	political and economic instability.

In addition, if we establish more significant operations overseas, we may incur costs that would be difficult to reduce quickly because of employee-related laws and practices in those countries.

Because the markets for our products and services are intensely competitive and some of our competitors are larger, better established and have more cash resources, we may not be able to compete successfully against current and future competitors.

We sell products and services in markets that are highly competitive. We expect competition to intensify as current competitors expand their product and service offerings and new competitors enter the market. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any one of which could seriously harm our business. Competitors vary in size, scope and breadth of the products and services offered.

In the market for broadband Internet equipment, we primarily compete with Thomson, Cisco Systems, Inc. (Cisco), Siemens (through its Efficient Networks subsidiary), Linksys, 2Wire, Westell, and ZyXEL.

In the market for our Web platforms products, we primarily compete with Computer Associates International, Inc. (Computer Associates), Microsoft Corporation (Microsoft), Vector Networks, Inc., Stac Software, Symantec Corporation (Symantec), and Tivoli Software (a wholly-owned subsidiary of International Business Machines Corporation) (IBM). We anticipate intense competition from some of these companies because some of these competitors provide their products to consumers at no cost. For example, Microsoft has available at no cost a communications and collaboration software product that could limit the market for our Timbuktu product.

Many of our current and potential competitors in all product areas have longer operating histories, significantly greater financial, technical, marketing and other resources, significantly greater name recognition and a larger base of customers than we do. In addition, many of our competitors have well-established relationships with our current and potential customers and have extensive knowledge of these industries. In the past, we have lost potential customers to competitors in all product areas for various reasons, including lower prices and other incentives not matched by us. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products and services to address customer needs. Accordingly, new competitors or alliances among competitors may emerge and rapidly acquire significant market share. We also expect that competition will increase as a result of industry consolidation.

Our quarterly operating results are likely to fluctuate because of many factors and may cause our stock price to fluctuate.

Our revenues and operating results have varied in the past and are likely to vary in the future from quarter to quarter. For example, during the past eight quarters ending with the June 30, 2003 quarter, our revenues have ranged from $15.6 million to $22.0 million, and our net quarterly loss has ranged from

$1.5 million to $21.1 million. As a result, we believe that period-to-period comparisons of our operating results are not necessarily meaningful. Investors should not rely on the results of any one quarter or series of quarters as an indication of our future performance.

It is likely that in some future quarter, quarters or year our operating results will be below the expectations of securities analysts or investors. In such event, the market price of our common stock may decline significantly. In addition to the uncertainties and risks described elsewhere under this “Risk Factors” heading, variations in our operating results will likely be caused by factors related to the operation of our business, including:

•	variations in the timing and size of orders for our broadband Internet equipment products;

•	increased price competition for our broadband Internet equipment products;

•	our ability to license, and the timing of licenses, of our Web platforms products;

•	the mix of products and services and the gross margins associated with such products and services, including the impact of our increased sales of lower margin broadband Internet equipment as a percentage of our total revenues and increased sales of lower margin ADSL products within our family of broadband Internet equipment;

•	the price and availability of components for our broadband Internet equipment; and

•	the timing and size of expenses, including operating expenses and expenses of developing new products and product enhancements.

Other technologies for the broadband gateway market compete with DSL services.

DSL services compete with a variety of different broadband services, including cable, satellite and other wireless technologies. Many of these technologies compete effectively with DSL services. If any technology competing with DSL technology is more reliable, faster, less expensive, reaches more customers or has other advantages over DSL technology, then the demand for our DSL products and services and our revenues and gross margins will decrease. There is no guarantee we will be able to develop and introduce products for these competing technologies.

We purchase the semiconductor chips for our broadband Internet products from a limited number of suppliers, and the inability to obtain in a timely manner a sufficient quantity of chips would adversely affect our business.

All of our broadband Internet products rely on special semiconductor chips that we purchase from fewer than five suppliers. We do not have volume purchase contracts with any of our suppliers and they could cease selling to us at any time. If we are unable to obtain a sufficient quantity of these semiconductor chips in a timely manner for any reason, sales of our broadband Internet products could be delayed or halted. Further, we could also be forced to redesign our broadband Internet products and qualify new suppliers of semiconductor chip sets. The resulting stoppage or delay in selling our products and the expense of redesigning our products would adversely affect our business.

If we were unable to obtain components and manufacturing services for our broadband Internet equipment from independent contractors and specialized suppliers, our business would be harmed.

We do not manufacture any of the components used in our products and perform only limited assembly on some products. All of our broadband Internet equipment relies on components that are supplied by independent contractors and specialized suppliers. Furthermore, substantially all of our broadband Internet equipment includes printed circuit boards that are manufactured by fewer than five contract manufacturers that assemble and package our products. We do not have guaranteed supply arrangements with these third parties and they could cease selling components to us at any time. Moreover, the ability of independent contractors and specialized suppliers to provide us with sufficient components for our broadband Internet equipment also depends on our ability to accurately forecast our future requirements. If we are unable to obtain a sufficient quantity of components from independent contractors or specialized suppliers in a timely manner for any reason, sales of our broadband Internet equipment could be delayed or halted. Similarly, if supplies of circuit boards or products from our contract manufacturers are interrupted for any reason, we will incur significant losses until we arrange for alternative sources. In addition, we may be required to pay premiums for components purchased from other vendors should our regular independent contractors and specialized suppliers be unable to timely provide us with sufficient quantity of components. To the extent we pay any premiums, our gross margins and operating results would be harmed. Further, we could also be forced to redesign our broadband Internet equipment and qualify new suppliers of components. The resulting stoppage or delay in selling our products and the expense of redesigning our broadband Internet equipment would seriously harm our reputation and business.

Failure to develop, introduce and market new and enhanced products and services in a timely manner could harm our competitive position and operating results.

We compete in markets characterized by continuing technological advancement, changes in customer requirements and evolving industry standards. To compete successfully, we must design, develop, manufacture and sell new or enhanced products and services that provide increasingly higher levels of performance, reliability, compatibility, and cost savings for our customers. We will need to continue to integrate our DSL modem and router technology with the architectures of leading central office equipment providers in order to enhance the reliability, ease-of-use and management functions of our DSL products.

We have recently developed and introduced a new broadband services platform that enables network operations centers of broadband service providers the ability to remotely manage, support, and troubleshoot installed broadband gateways, thereby providing the potential for reducing support costs. We believe this service delivery platform can assist us in differentiating our products and services from those of our competitors. However, this platform and the underlying technology are relatively new, and we cannot provide any assurance that, when deployed in mass scale, the platform will perform as expected, there are no hidden bugs or defects, or it will be widely adopted by the customers to whom we are marketing the platform.

We may not be able to successfully develop, introduce, enhance or market these or other products and services necessary to our future success. In addition, any delay in developing, introducing or marketing these or other products would seriously harm our business. Many of our broadband Internet equipment products and services are relatively new. You should consider our prospects in light of the difficulties we may encounter because these products are at an early stage of development in a relatively new, rapidly evolving and intensely competitive market. For example, we may not correctly anticipate market requirements, including requirements for performance, price, features and compatibility with other DSL equipment. We may not be able to introduce rapidly innovative new products that meet these market requirements. Failure to continue to develop and market competitive products would harm our competitive position and operating results.

Our Web platforms revenues will not grow and we may incur greater losses if we cannot successfully sell our Web platforms products. We derive a substantial portion of the recurring revenues from our Web platforms products from a small number of large customers.

The majority of our Web platforms revenues are derived from the sale of software products for corporate help desks, including Timbuktu and eCare. For the three months and nine months ended June 30, 2003 and the fiscal year ended September 30, 2002, revenues from these help desk applications were 57%, 62% and 55%, respectively, of total revenues for our Web platform products. We anticipate that the market for Timbuktu will grow more slowly than the market for our other Web platforms products and services. In addition, we rely on a small number of licensees of our Web platforms to promote the use of our Web platforms for building web sites and stores. As a result, we derive the majority of the recurring revenues from our Web platforms products from fewer than five customers. The extent and nature of the promotions by licensees of our Web platforms are outside of our control. If licensees of our eSite and

eStore Web platforms do not successfully promote web sites and stores to their customers, we will not generate continued recurring revenues. If these customers were to choose a competitive platform, this could lead to reduced revenues and adversely impact our results.

If hosting services for our Web platforms perform poorly, our revenue may decline and we could be sued.

We depend on our servers, networking hardware and software infrastructure, and third-party service and maintenance of these items to provide reliable, high-performance hosting for eSite and eStore customers. In addition, our servers are located at third-party facilities. Failure or poor performance by third parties with which we contract for maintenance services could also lead to interruption or deterioration of our eStie and eStore hosting services. Additionally, a slowdown or failure of our systems for any reason could also lead to interruption or deterioration of our eSite and eStore hosting services. In such a circumstance, our hosting revenue may decline. In addition, if our eSite and eStore hosting services are interrupted, perform poorly, or are unreliable, we are at risk of litigation from our customers, the outcome of which could harm our business.

We may continue to experience declining gross margins due to price competition and an increase in sales of lower margin broadband Internet equipment as a percentage of our total revenue.

We expect that sales of our broadband Internet equipment may account for a larger percentage of our total revenues in future periods. Because our broadband Internet equipment products are sold at lower gross margins than our Web platforms products and sales volumes of our lower margin ADSL products is increasing, our overall gross margin percentage will likely decrease. Further, we expect that the market for broadband Internet equipment will remain highly competitive and as a result, we will be continue to lower the prices we charge for our broadband Internet equipment. If the average selling price of our broadband Internet equipment declines faster than our ability to realize lower manufacturing costs, our gross margin percentage related to such products, as well as our overall gross margin percentage, is likely to decline.

Failure to attract or retain key personnel could harm our business.

Our future performance depends on the continued service of our senior management, product development and sales personnel, particularly Alan Lefkof, our President and Chief Executive Officer. None of our employees is bound by an employment agreement, and we do not carry key person life insurance. The loss of the services of one or more of our key personnel could seriously harm our business. Competition for qualified personnel in our industry and geographic location is intense. Although we believe our personnel turnover rate is consistent with industry norms, our future success depends on our continuing ability to attract, hire, train and retain a substantial number of highly skilled managerial, technical, sales, marketing and customer support personnel. In addition, new hires frequently require extensive training before they achieve desired levels of productivity.

Our intellectual property may not be adequately protected, and our products may infringe upon the intellectual property rights of third parties, which may adversely impact our competitive position and require us to engage in costly litigation.

We depend on our ability to develop and maintain the proprietary aspects of our technology. To protect our proprietary technology, we rely primarily on a combination of contractual provisions, confidentiality procedures, trade secrets, and patent, copyright and trademark law. We presently have one United States patent issued that relates to our Timbuktu and eCare software. The term of this patent is through August 2010. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult, and there is no guarantee that the safeguards that we employ will protect our intellectual property and other valuable competitive information.

There has been a substantial amount of litigation in the software and Internet industries regarding intellectual property rights. Although we have not been party to any such litigation, in the future third parties may claim that our current or potential future products or we infringe their intellectual property. The evaluation and defense of any such claims, with or without merit, could be time-consuming and expensive. Furthermore, such claims could cause product shipment delays or require us to enter into royalty or licensing agreements on financially unattractive terms, which could seriously harm our business.

If we are unable to license necessary software, firmware and hardware designs from third parties, our business could be harmed.

We rely upon certain software, firmware and hardware designs that we license from third parties, including firmware that is integrated with our internally developed firmware and used in our products. We cannot be certain that these third-party licenses will continue to be available to us on commercially reasonable terms. The loss of, or inability to maintain, such licenses could result in product shipment delays until equivalent firmware is developed or licensed, and integrated into our products, which would seriously harm our business.

Our products are complex and may contain undetected or unresolved defects.

Our products are complex and may contain undetected or unresolved defects when first introduced or as new versions are released. Although we historically have not experienced material problems with product defects, if our products do contain undetected or unresolved defects, we may lose market share, experience delays in or losses of market acceptance or be required to issue a product recall. Similarly, although we have not experienced material warranty claims, if warranty claims exceed our reserves for such claims, our business would be seriously harmed. In addition, we would be at risk of product liability litigation because of defects in our products. Although we attempt to limit our liability to end users through disclaimers of special, consequential and indirect damages and similar provisions, we cannot assure you that such limitations of liability will be legally enforceable.

Substantial sales of our common stock by our large stockholders could cause our stock price to fall.

A small number of stockholders hold a large portion of our common stock. Our Chairman of the Board owned approximately 5.2% of our common stock outstanding at June 30, 2003. In addition, based on information contained in filings with the United States Securities and Exchange Commission, two institutional investors owned approximately 9.1% and 7.9%, respectively, of our common stock outstanding at June 30, 2003. To the extent one or more of these large stockholders decides to sell substantial amounts of our common stock in the public market over a short period of time, based on the historic trading volumes, we expect the market price of our common stock could fall.

Our industry may become subject to changes in regulations, which could harm our business.

Our industry and industries on which our business depends may be affected by changes in regulations. For example, we depend on telecommunications service providers for sales of our broadband Internet equipment, and companies in the telecommunications industry must comply with numerous regulations. If our industry or industries on which we depend become subject regulatory changes that increase the cost of doing business or doing business with us, our revenues could decline and our business could be harmed. For example, if a regulatory agency imposed restrictions on DSL service that were not also imposed on other forms of high-speed Internet access, our business could be harmed.

Business interruptions that prevent our ability to deliver products and services to our customers could adversely affect our business.

Our operations are vulnerable to interruption by fire, earthquake, power loss, telecommunications failure, labor disputes by transportation providers and other events beyond our control. In particular, our headquarters are located near earthquake fault lines in the San Francisco Bay area and may be susceptible to the risk of earthquakes. If there is an earthquake in the region, our business could be seriously harmed. We do not have a detailed disaster recovery plan. In addition, our business interruption insurance may not be sufficient to compensate us fully for losses that may occur and any losses or damages incurred by us in the event we are unable to deliver products and services to our customers could have a material adverse effect on our business.

Our stock price may be volatile, which may result in substantial losses for our stockholders.

The market price of our common stock may fluctuate significantly in response to many factors, some of which are beyond our control, including the following:

•	variations in our quarterly operating results, including shortfalls in revenues or earnings from securities analysts’ expectations;

•	changes in securities analysts’ estimates of our financial performance;

•	changes in market valuations and volatility generally of securities of other companies in our industry;

•	announcements by us or our competitors of technological innovations, new products or enhancements, significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments; and

•	general conditions in the broadband communications industry, in particular the DSL market.

In recent years the stock market in general, and the market for shares of high technology stocks in particular, have experienced extreme price fluctuations, which often have been unrelated to the operating performance of affected companies. There can be no assurance that the market price of our common stock will not experience significant fluctuations in the future, including fluctuations that are unrelated to our performance.

A third party may have difficulty acquiring us, even if doing so would be beneficial to our stockholders.

Provisions of our Amended and Restated Certificate of Incorporation, our Bylaws and Delaware law could make it difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents we incorporate by reference in this prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, or the Exchange Act. These forward-looking statements may be identified by the use of words such as “expect,” “anticipate,” “intend,” “believe,” “estimate,” “will,” “may,” “continue” and similar terms. These forward-looking statements include our expectations about revenue, cost of revenues, operating expenses and liquidity. You should read statements that contain these words carefully because they: (i) discuss out expectations about our future performance; (ii) contain projections of our future operating results or of our future financial condition; or (iii) state other “forward-looking” information. There will be events in the future that we are not able to predict or over which we have no control, which may adversely affect our future results of operations, financial condition or stock price. The risk factors described in this prospectus, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we described in our forward-looking statements. You should be aware that the occurrence of any of the risks, uncertainties, or events described in this prospectus could seriously harm our business and that, upon the occurrence of any of these events, the trading price of our common stock could decline.

You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this prospectus. We undertake no obligation to update any forward-looking statements for any reason, except as required by law, even if new information becomes available or other events occur in the future.

USE OF PROCEEDS

The selling stockholders will be offering and selling all shares offered and sold with this prospectus and the selling stockholders will receive all of the proceeds from the sale of the shares. Accordingly, we will not receive any proceeds from the sale of the common stock by the selling stockholders under this prospectus.

SELLING STOCKHOLDERS

We are registering the shares of common stock as provided in Stock Purchase Agreements entered into with each of the selling stockholders, pursuant to which we sold an aggregate of 1,413,914 shares of common stock in a private placement transaction. Each selling stockholder represented to us in the Stock Purchase Agreement that it was purchasing shares for investment purposes and with no present intention of distributing or reselling such shares. However, in recognition of the fact that each selling stockholder, even though purchasing shares for investment, wished to be legally permitted to sell the shares when it deems appropriate, Netopia agreed to file with the Securities and Exchange Commission, or the SEC or the Commission, the registration statement to provide for the resale of the shares registered hereby, and to use all commercially reasonable efforts to maintain the effectiveness of the registration statement for up to two years from the effective date of the registration statement of which this prospectus is a part. Netopia paid a fee in the amount of $345,070 to CDC Securities for services related to introducing certain of the selling stockholders to us. None of the selling stockholders is a Netopia employee.

The following table presents information as of August 4, 2003, with respect to the selling stockholders and the shares of our common stock that they may offer with this prospectus. None of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with us or any of our affiliates. The share information provided in the table below is based on information provided to us by the selling stockholders. The persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned.

This prospectus also covers any additional shares of common stock that become issuable in connection with the shares being registered by reason of any stock dividend, stock split or other similar transaction effected without the receipt of consideration which results in an increase in the number of our outstanding shares of common stock.

The selling stockholders may from time to time offer and sell any or all of their shares as listed below. Because the selling stockholders are not obligated to sell their shares, and because they may also acquire publicly traded shares of our common stock, we cannot estimate how many shares each selling stockholder will beneficially own after this offering. The table assumes that the selling stockholders sell all of the shares offered by them in this offering, and that the selling stockholders do not hold and do not acquire any other shares of Netopia stock pending the offering. We may update, amend or supplement this prospectus from time to time to update the disclosure in this section. As used in this prospectus, the term selling stockholder includes the entities and individuals in the following table and their transferees, assignees, pledges, donees or other successors.

	Shares Beneficially Owned Before the Offering (1)		Shares That May Be Offered and Sold	Shares Held After the Offering (2)
Name	Number	Percent		Number	Percent
INKA Kapitalanlagesellschaft mbH(3)	630,000	2.9	630,000	0	0
Activest Investmentgessellschaft(4)	300,000	1.4	300,000	0	0
P&V Assurances SC(5)	110,000	*	110,000	0	0
Alpha Capital AG(6)	65,218	*	65,218	0	0
Gamma Opportunity Capital Partners, LP(7)	54,348	*	54,348	0	0
Palisades Master Fund(8)	54,348	*	54,348	0	0
Four other selling stockholders	200,000	*	200,000	0	0

TOTAL	1,413,914	6.6	1,413,914	0	0

*	Less than one percent of outstanding shares, based on 21,371,407 shares of our common stock outstanding as of August 4, 2003.
(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to the securities. Unless otherwise indicated, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.
(2)	Assumes that all of the offered shares are sold, and that the selling shareholder does not acquire any other shares of our common stock.
(3)	Includes 430,000 shares owned by Fund BVOE D and 200,000 shares owned by Fund Merlin C, with respect to which Bert Ziberi and Bernd Franke exercise voting and investment power.
(4)	Includes 130,000 shares owned by Activest Lux Trendworld, with respect to which Harold Staudinger exercises voting and investment power; 78,000 shares owned by Activest Lux Multifund Balanced Equity, with respect to which Bruno Tretter exercises voting and investment power; 42,000 shares owned by Activest Weltpotential with respect to which Bruno Tretter exercises voting and investment power; and 50,000 shares owned by Activest Lux Generation World, with respect to which Bruno Tretter exercises voting and investment power.
(5)	Jean-Paul Lardinois exercises voting and investment power with respect to these shares.
(6)	Konrad Ackermann exercises voting and investment power with respect to these shares.
(7)	Christopher Rossman exercises voting and investment power with respect to these shares.
(8)	Andrew Reckles exercises voting and investment power with respect to these shares.

PLAN OF DISTRIBUTION

The selling stockholders will be offering and selling all shares offered and sold with this prospectus. We will not receive any of the proceeds of the sales of these shares.

Who may sell and applicable restrictions. The selling stockholders may offer and sell shares directly from time to time. The selling stockholders may transfer, devise or gift shares by other means. Selling stockholders may resell all or a portion of their shares in open market transactions in reliance upon the available exemptions under the Securities Act, such as Rule 144, provided that such transactions satisfy the requirements of one of these exemptions.

Alternatively, the selling stockholders from time to time may offer shares through brokers, dealers, agents or underwriters. Brokers, dealers, agents or underwriters participating in transactions may receive compensation in the form of discounts, concessions or commissions from the selling stockholders (and, if they act as agent for the purchaser of the shares, from that purchaser). The discounts, concessions or commissions might be in excess of those customary in the type of transaction involved and will be in amounts to be negotiated in connection with the sale. In effecting sales, broker-dealers that are engaged by the selling stockholders may arrange for other broker-dealers to participate. There are currently no plans, arrangements or understandings between any selling stockholders or any broker-dealer, agent or underwriter regarding the sales of the common stock by the selling stockholders, nor do we know the identity of the brokers or market makers that will participate in the sell of the shares.

In addition, some of the selling stockholders are corporations, limited liability companies or trusts which may, in the future, distribute their shares to their stockholders, members or trust beneficiaries, respectively, which distributes may likewise distribute further such shares. Distributed shares may later be sold by such stockholders, members or trust beneficiaries, or by any of their respective distributes.

Prospectus delivery. The selling stockholders and any brokers, dealers or agents who participate in the distribution of the shares may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act of 1933, and any profits on the sale of shares by them and any discounts, commissions or concessions received by any broker, dealer or agent might be deemed to be underwriting discounts and commissions under the Securities Act. To the extent the selling stockholders may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act, the selling stockholders may be subject to the prospectus delivery requirements of the Securities Act and to statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act. A prospectus supplement or a post-effective amendment will be filed with the Securities and Exchange Commission to reflect the disclosure of additional information with respect to the distribution of the shares. At any time a particular offer of the shares of common stock is made, a revised prospectus or prospectus supplement, if required, will be distributed. Such prospectus supplement or post-effective amendment will be filed with the SEC to reflect the disclosure of required additional information with respect to the distribution of the shares of common stock.

Manner of sales. The selling stockholders will act independently of Netopia in making decisions with respect to the timing, manner and size of each sale. Sales may be made over the Nasdaq National Market or one or more exchanges, in the over-the-counter market or otherwise. The shares may be sold at then prevailing market prices, at prices related to prevailing market prices, at fixed prices or at other negotiated prices.

The shares may be sold according to one or more of, or in combination of, the following methods:

•	a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by the broker or dealer for its account pursuant to this prospectus;

•	on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which our common stock may be listed or quoted at the time of sale;

•	face-to-face transactions between sellers and purchasers without a broker-dealer;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	pledges of shares to a broker-dealer or other person, who may, in the event of default, purchase or sell the pledged shares;

•	an exchange distribution under the rules of the exchange;

•	in privately negotiated transactions; and

•	by options transactions.

Hedging Transactions. In addition, selling stockholders may enter into option, derivative or hedging transactions with respect to the shares, and any related offers or sales of shares may be made under this prospectus. For example, the selling stockholders may:

•	enter into transactions involving short sales of the shares by broker-dealers in the course of hedging the positions they assume with selling stockholders;

•	sell shares short themselves and deliver the shares registered hereby to settle such short sales or to close out stock loans incurred in connection with their short positions;

•	write call options, put options or other derivative instruments (including exchange-traded options or privately negotiated options) with respect to the shares, or which they settle through delivery of the shares;

•	enter into option transactions or other types of transactions that require the selling stockholder to deliver shares to a broker, dealer or other financial institution, who may then resell or transfer the shares under this prospectus; or

•	loan the shares to a broker, dealer or other financial institution, who may sell the loaned shares.

These option, derivative and hedging transactions may require the delivery to a broker, dealer or other financial institution of shares offered under this prospectus, and that broker, dealer or other financial institution may resell those shares under this prospectus.

The Exchange Act and the anti-manipulation rules under the Exchange Act apply to the sales of shares in the market and to the activities of the selling stockholders and their affiliates. The rules under the Exchange Act include Regulation M, which limits the timing of purchases and sales of securities by the selling stockholders and their affiliates in a distribution. This may affect the marketability of the shares of common stock and the ability of any person or entity engaged in a distribution to engage in market-making activities in the shares. Rules 101 and 102 of Regulation M under the Exchange Act, among other things, generally prohibit certain participants in a distribution from bidding for or purchasing for an account in which the participant has a beneficial interest, any of the securities that are the subject of the distribution. Rule 104 of Regulation M governs bids and purchases made to stabilize the price of a security in connection to a distribution of the securities.

Expenses associated with registration. We have agreed to pay the expenses of registering the shares under the Securities Act, including registration and filing fees, printing and duplication expenses, administrative expenses, legal fees and accounting fees. If the shares are sold through underwriters or broker-dealers, the selling stockholders will be responsible for any discounts, commissions and concessions.

Indemnification and contribution. Under the terms of the Stock Purchase Agreements, we have agreed to indemnify each of the parties to the agreements and certain other persons (including the selling stockholders) against certain liabilities in connection with the offering of the shares of common stock, including liabilities under the Securities Act. The selling stockholders may also agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against some liabilities, including liabilities arising under the Securities Act.

Notice of Sales; Suspension of this offering. Under the terms of the Stock Purchase Agreements, if Netopia determines that it is necessary to file a prospectus supplement or an amendment to the registration statement, or to make an appropriate filing under the Exchange Act, so as to cause the prospectus to become current and not include an untrue statement of material fact or omit to state a material fact required to be stated in the prospectus or necessary to make the statements in the prospectus not misleading in light of the circumstances then existing, the selling stockholders have agreed not to trade shares of common stock from the time the selling stockholders receive notice from Netopia of such an event until Netopia either advises the selling stockholders that this prospectus may be used, or until a supplement, amendment or filing has been made. Netopia has agreed to use commercially reasonable efforts to cause the use of any prospectus that is so suspended to be resumed as soon as reasonably practicable within twenty business days after the delivery of notice of suspension.

LEGAL MATTERS

David A. Kadish, Senior Vice President, General Counsel and Secretary of Netopia, will provide us with a legal opinion as to the validity of the issuance of the shares of common stock offered with this prospectus. Mr. Kadish beneficially owns an aggregate of 304,490 shares of our common stock, including 285,475 shares issuable upon the exercise of stock options held by Mr. Kadish that are currently exercisable or exerciable within sixty days of August 4, 2003.

EXPERTS

The consolidated financial statements and schedule of Netopia, Inc. as of September 30, 2002 and 2001, and for each of the years in the three-year period ended September 30, 2002, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the September 30, 2002, consolidated financial statements refers to a change in the Company’s method of accounting for goodwill.

WHERE YOU CAN FIND MORE INFORMATION

We incorporate into this prospectus by reference the following documents:

•	our annual report on Form 10-K for the year ended September 30, 2002, as amended;

•	our quarterly reports on Form 10-Q for the quarterly periods ended December 31, 2002 and March 31, 2003, each as amended, and our quarterly report on Form 10-Q for the quarterly period ended June 30, 2003;

•	our Registration Statement No. 0-28450 on Form 8-A filed with the Commission on May 3, 1996 pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “1934 Act”), together with amendments thereto, in which there is described the terms, rights and provisions applicable to our outstanding common stock;

•	our report on Form 8-K filed with the Commission on August 5, 2003; and

•	all other information that we file with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of this offering.

Any statement incorporated herein shall be deemed to be modified or superseded for the purposes of this prospectus and the registration statement to the extent that a statement contained herein or in any other subsequently filed document that is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus and the registration statement.

Because we are subject to the informational requirements of the Exchange Act, we file reports and other information with the Commission. You may obtain copies of this material from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at rates prescribed by the Commission. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. Reports, proxy and information statements and other information that we file electronically with the Commission are available at the Commission’s web site at http://www.sec.gov.

We have filed with the Commission a registration statement on Form S-3 under the Securities Act with respect to the common stock offered with this prospectus. This prospectus does not contain all of the information in the registration statement, parts of which we have omitted, as allowed under the rules and regulations of the Commission. You should refer to the registration statement for further information with respect to us and our common stock. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily a complete description of all provisions of the contract or document and, in each instance, we refer you to the copy of each contract or document filed as an exhibit to the registration statement.

We will furnish without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request, a copy of the information that has been incorporated into this prospectus by reference (except exhibits, unless they are specifically incorporated by reference into this prospectus). You should direct any requests for copies to the General Counsel at our principal executive offices located at 6001 Shellmound Street, 4th Floor, Emeryville, California 94608 or by telephone at (510) 420-7400.

You should rely only on the information contained in or incorporated by reference into this prospectus. We have not authorized anyone to provide you with different information. The selling stockholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.